Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

VIA EDGAR March 31, 2011 Ms. Kathleen Collins Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

	Re:	Hewlett-Packard Company Form 10-K for the Year Ended October 31, 2010 Filed December 15, 2010 File No. 001-04423

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary Tel +1 650 857 4852 Fax +1 650 857 4837 paul.porrini@hp.com
Dear Ms. Collins:

Thank you for your letter dated March 8, 2011 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”).  We have provided below HP’s responses to the comments set forth in your letter.  To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1.
We note your response to prior comment 2 and your liquidity discussion on page 61 where you indicate that the company intends for certain cash balances to remain outside of the U.S. and that you believe you have sufficient sources of liquidity to meet your U.S. liquidity needs through ongoing cash flows, external borrowings or both. While we note your intent is to permanently reinvest such funds outside of the U.S., we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.  In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. In addition, we note your response also indicates that the majority of the cash held outside of the United States is utilized to support non-U.S. liquidity needs. Tell how you considered expanding your liquidity disclosures to also include a discussion regarding the company’s ability to meet your non-U.S. liquidity needs.

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HP has not disclosed the amount of cash that is held outside of the United States because HP does not expect any restrictions or taxes on repatriation of those resources to have a material effect on HP’s overall liquidity, financial condition or results of operations. For example, HP would not utilize cash that is subject to restrictions on repatriation to meet its U.S. liquidity needs if HP would be required to pay a significant tax to repatriate those amounts.  In addition, should HP have U.S. liquidity needs that could not be satisfied by cash held within the United States at a time that the cost of repatriation of cash held outside of the United States exceeds the cost of borrowing within the United States, HP would borrow in the United States through its shelf registration statement or through the other available borrowing resources identified on page 64 of the Form 10-K.  Moreover, even if all of the cash that is held outside of the United States was completely restricted from repatriation, HP believes that it would still have adequate alternative sources of liquidity to meet its U.S. liquidity needs.

 HP does not expect the geographic location of its sources of liquidity to have a material effect on HP’s overall liquidity or capital resources or its ability to meet its cash requirements over the short or the long term.  In addition, as a global company, HP’s liquidity sources and needs are spread throughout the many countries in which HP does business.  As such, we do not believe that a general discussion of HP’s ability to meet its non-U.S. liquidity needs would be material to investors.

Item 8. Financial Statements and Supplementary Data

Note 14. Taxes on Earnings, page 122

2.	We note your response to our prior comment 3. Given the lower income tax rates in other jurisdictions have a significant impact on your effective rate, please confirm that you will expand your disclosure in future filings to state the jurisdictions which contribute the most to this reconciling item.

We confirm that we will expand our disclosure in our future filings on Form 10-K to identify by name the specific jurisdictions that had the most significant impact on HP’s effective tax rate for the applicable period.

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Note 16. Retirement and Post-Retirement Benefit Plans, page 129

3.
We note your response to our prior comment 4. In an effort to better understand your accounting, please explain to us how no longer receiving the retiree drug subsidy results in a decrease of prior service costs and projected benefit obligation. Also please tell us the amount of the adjustment to accumulated other comprehensive income as well as the amount of the change in deferred taxes.

HP began exploring different financing options for retiree prescription drug benefits in the fall of 2009.  A new strategy was subsequently selected pursuant to which HP would contract with a Prescription Drug Plan (PDP), thereby eliminating future Federal Retiree Drug Subsidy (RDS) payments to the plan.  This solution offered HP cost savings and streamlined administrative requirements while maintaining the same benefits for our retirees.

The change to a PDP resulted in a net actuarial gain of $95.1 million as subsidies from the PDP will be greater than the RDS payments.  This change did not result in a plan amendment as there was no anticipated impact to participant benefits.  With this change, HP will receive payments from Medicare for providing drug coverage that is equivalent to Medicare Part D for 2013 and beyond and, as a result, there were no longer any RDS payments contemplated for 2013 and beyond.

Because the change to a PDP financing strategy was made prior to the enactment of the health care reform legislation on March 23, 2010, the $95.1 million decrease in the accumulated benefit obligation net of the related $57.8 million reduction in the deferred tax assets was recorded to other comprehensive income.  In addition, because there is no anticipated impact to plan benefits, these changes were accounted for as actuarial gains and not as reductions of prior service costs.

Note 18. Litigation and Contingencies, page 140

4.
We note your response to our prior comment 5. Please confirm for us that you will either expand your disclosures in future filings to state, if true, that it is not reasonably possible that an additional material loss has been incurred in an amount in excess of amounts already recognized or clarify your current disclosure where you state, “it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies…”, to be consistent with your response.

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We confirm that we will revise our disclosure in our future filings to state, if true, that, as of the end of the applicable fiscal period, it was not reasonably possible that an additional material loss had been incurred in an amount in excess of the amounts already recognized in HP’s financial statements for that fiscal period.  In addition, we will replace the statement that “[n]evertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies…” with the statement that “[n]evertheless, cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies… .”

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Please contact David Ritenour at (650) 857-3059 or me at (650) 857-4852 if you have any questions about this letter.

Very truly yours,

/s/ Paul T. Porrini

Paul T. Porrini

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